Evoke Pharma, Inc.

420 Stevens Avenue, Suite 230

Solana Beach, CA 92075

January 16, 2024

VIA EDGAR

Office of Life Sciences
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Evoke Pharma, Inc.

Registration Statement on Form S-1, as amended

File No. 333-275443

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Evoke Pharma, Inc. (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-1 referred to above be accelerated so that it will become effective at 5:00 P.M. Eastern Time on January 17, 2024, or as soon as practicable thereafter.

Please contact Anthony Gostanian of Latham & Watkins LLP, counsel to the Company, at (858) 523-3969, to provide notice of effectiveness, or if you have any questions or require additional information regarding this matter. Thank you for your assistance and cooperation in this matter.

Very truly yours,

EVOKE PHARMA, INC.

By: /s/ David A. Gonyer

David A. Gonyer

Chief Executive Officer

cc: Matthew J. D’Onofrio, Evoke Pharma, Inc.

Matthew T. Bush, Latham & Watkins LLP

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Anthony Gostanian, Latham & Watkins LLP

Richard A. Friedman, Sheppard, Mullin, Richter & Hampton LLP

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